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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                            VSI Enterprises, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                  Common Stock $.00025 par value per share.
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 91 832 B 504
           --------------------------------------------------------
                                (CUSIP Number)

 Robert M. Krasne, Esq., Williams & Connolly, 725 12th St., N.W., Washington,
 D.C. 20005    (202) 434-5188
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 July 29, 1996
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 91 832 B 504                                         PAGE 2 OF 7 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edward S. Redstone
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /xx/
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,360,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER**
   EACH
 REPORTING          2,362,500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,360,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER**

                    2,362,500
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**

     2,362,500
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.421
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, REPSONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 91 832 B 504                                         PAGE 3 OF 7 PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Madeline M. Redstone
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER**
   EACH
 REPORTING          2,362,500
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER**

                    2,362,500
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**

     2,362,500
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.421
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                               PAGE 4 OF 7 PAGES


Item 1.  Security and Issuer.

         This amendment (the "Amendment") relates to the Schedule 13D filed by the Reporting Persons (as defined below) on June 6, 1996 relating to common stock, par value $.00025 per share (the "Shares"), of VSI Enterprises, Inc., a Delaware Corporation (the "Company"). On June 17, 1996 Edward S. Redstone purchased an additional 60,000 Shares of the Company and on July 29, 1996, Edward S. Redstone acquired an additional 500,000 Shares (collectively, the "Additional Shares") of the Company. The Company's principal executive offices are located at 5801 Goshen Springs Road, Norcross, Georgia 30071.

Item 2.  Identity and Background.

         (a), (b) and (c).  This statement is being filed by

                 Edward S. Redstone (Investor)
                 709 Monument Street
                 Concord, MA  01742

                 Madeline M. Redstone (Investor)
                 709 Monument Street
                 Concord, MA  01742

                 (collectively, the "Reporting Persons")

         (d) and (e). During the last five years the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f).  The Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares were acquired with personal funds of the Reporting Persons. The amount of the consideration for the Additional Shares was $215,000 for the June 17, 1996 purchase, and $1,085,000 for the July 29, 1996 purchase. The aggregate amount of the consideration for the aggregate Shares of the Reporting Persons was $6,729,975.16.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired Shares in the Company and the Additional Shares based on their view that the shares represented an attractive investment. Effective July 9, 1996, Edward S. Redstone was elected to the board of directors of the Company. The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but they may periodically acquire or dispose of shares of the Company, depending on market circumstances.

                                                               PAGE 5 OF 7 PAGES


Item 5.  Interest in Securities of the Issuer.

         (a) Effective as of July 29, 1996, the Reporting Persons owned in the aggregate 2,362,500 Shares, which represent 6.421% of the 36,794,324 Shares outstanding as of July 29, 1996. If Edward S. Redstone were to exercise the option granted to him pursuant to the Option Agreement described below, assuming the only additional Shares issued by the Comapny were pursuant to such option and no other changes in the Reporting Persons' shareholdings, the Reporting Persons would own 6.472% of the Shares of the Company.

         (b) The Reporting Persons have the sole power to direct the voting and disposition of the Shares owned by the Reporting Persons.

         (c) Other than acquiring the Shares reported in the Schedule 13D filed on June 6, 1996, acquiring the Additional Shares reported in this Amendment, and executing the Option Agreement described below, the Reporting Persons have not effected any transactions in the Shares within the past sixty days.

         (d) and (e).  N/A.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         As of July 9, 1996, Edward S. Redstone was granted an option to purchase an additional 20,000 Shares from the Company at a price of $2.812 per Share pursuant to the Option Agreement described below.


Item 7.  Material to be Filed as Exhibits.

         VSI Enterprises Inc. Director Non-Qualified Stock Option Agreement (the "Option Agreement") made and entered into as of July 9, 1996 by and between the Company and Edward S. Redstone.


Item **. Miscellaneous.

         The Reporting Persons, by virtue of familial relationships, may be deemed to be beneficial owners of the Shares owned by each Reporting Person's spouse. Although, for disclosure purposes, the 2500 shares beneficially owned by Madeline M. Redstone, have been included on Rows 8, 10 and 11 on the Cover Page for Edward S. Redstone, such filing shall not be construed as an admission that Edward S. Redstone is the beneficial owner of his spouse's Shares. Likewise, the inclusion of the 2,360,000 shares owned by Edward S. Redstone on Rows 8, 10 and 11 on the Cover Page for Madeline M. Redstone shall not be construed as an admission that she is the beneficial owner of such Shares.

                                                               PAGE 6 OF 7 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ EDWARD S. REDSTONE
                                                     --------------------------
                                                     Edward S. Redstone


Dated:  August 8, 1996

                                                               PAGE 7 OF 7 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ MADELINE M. REDSTONE
                                                     --------------------------
                                                     Madeline M. Redstone


Dated:  August 8, 1996

                                EXHIBIT INDEX


Exhibit         Description
- -------         -----------
   1            VSI Enterprises Inc. Director Non-Qualified Stock Option
                Agreement made and entered into as of July 9, 1996 by and between VSI Enterprises Inc. and Edward S. Redstone.